Exhibit 3.73
ARTICLES OF INCORPORATION
OF
HEALTH SERVICES PERSONNEL, INC.
Pursuant to Section 55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.
     (1) The name of the corporation is HEALTH SERVICES PERSONNEL, INC.
     (2) The number of shares the corporation is authorized to issue is One Hundred Thousand (100,000). These shares shall be all of one class, designated as common stock.
     (3) The street address and county of the initial registered office of the corporation is 3948 Merton Drive, Raleigh, Wake County, North Carolina 27609.
     (4) The name of the initial registered agent is Nena W. Reeves.
     (5) The purposes for which the corporation is organized are:
     a) to engage in the business of providing contract personnel for Health Services; and
     b) to engage in any other lawful activity for which corporations may be organized under Section 55 of the General Statutes of North Carolina.
     (6) The number of directors of the corporation may be fixed by the By-Laws. The number of directors constituting the initial Board of Directors shall be four (4) and the names and addresses of the persons who are to serve as Directors until the first meeting of shareholders or until their successors shall be duly elected and qualified are:

NAME	ADDRESS
Meldon P. Wood	130 Longview Lane Drive
Raleigh, NC 27610

NAME	ADDRESS
Sandra W. Jones	Route 5,
1093 Pinecrest Rd.
Southport, NC 27603

Sonya W. Price	5420 Holland Church Rd.
Raleigh, NC 27603

Nena W. Reeves	412 Cardinal Drive
Clayton, NC 27520
     (7) No director of the corporation shall have personal liability arising out of an action whether by or in the right of the corporation or otherwise for monetary damages for breach of his or her duty as a director; provided, however, that the foregoing shall not limit or eliminate the personal liability of a director with respect to (i) acts or omissions not made in good faith that such director at the time of the breach knew or believed were in conflict with the best interest of the corporation, (ii) any liability under Section 55-8-33 of the North Carolina General Statutes or any successor provision, (iii) any transaction from which such director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date of the effectiveness of this Article. As used in this Article, the term “improper personal benefit” does not include a director’s compensation or other incidental benefit for or on account of his or her service as a director, officer, employee, independent contractor, attorney, or consultant of the corporation.
     Furthermore, notwithstanding the foregoing provision, in the event that Section 55-8 or any other provision of the North Carolina General Statutes is amended or enacted to permit further limitation or elimination of the personal liability of a director, the personal liability of the corporation’s directors shall be limited or eliminated to the fullest extent permitted by the applicable law.

     This Article shall not affect a charter or by-law provision or contract or resolution of the corporation indemnifying or agreeing to indemnify a director against personal liability. Any repeal or modification of this Article shall not adversely affect any limitation hereunder on the personal liability of a director with respect to acts or omissions occurring prior to such repeal or modification.
(8) The name and address of the incorporator is:

Name	Address
George M. Anderson	1 Exchange Plaza
Raleigh, NC 27601
(9) These Articles of Incorporation will be effective upon filing in the office of Secretary of State of North Carolina.
In WITNESS WHEREOF, I have hereunto set my hand this                      day of                     , 1990.

/s/ George M. Anderson

George Anderson, Incorporator

GMA:srs
c/Articles